

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

<u>Via E-mail</u>
Mr. Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

> **Re:** **Forest City Enterprises, Inc.**
> **Form 10-K for fiscal year ended January 31, 2011**
> **Filed March 30, 2011**
> **File No. 1-4372**

Dear Mr. O'Brien:

We have reviewed your response dated March 15, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K as of and for the fiscal year ended January 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Critical Accounting Policies, page 41</u>

<u>Allowance for Projects Under Development, page 43</u>

1. We note your response to prior comment one and are unable to agree with your position that it is appropriate to record an allowance for projects under development. Please revise your filing to remove this allowance or provide a SAB 99 analysis supporting that the impact is not material. With respect to your proposed changes to the presentation of your rollforward within Schedule II, to the extent this item does not have a material

impact on your financial statements and you continue to provide an allowance for projects under development, we believe you should retain the current presentation and do not believe you should make the proposed changes to the presentation of your rollforward within Schedule II.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant